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                                [EXHIBIT (a)(6)]

        [FORM OF EMAIL SENT TO ELIGIBLE OPTION HOLDERS ON AUGUST 1, 2003]

                                     TEKELEC
                             26580 West Agoura Road
                               Calabasas, CA 91302

                                                                  August 1, 2003

Dear Tekelec Employee:

     Today Tekelec is announcing an opportunity for all employees who have Tekelec stock options granted under the Tekelec Amended and Restated 1994 Stock Option Plan. The management of Tekelec recognizes that our stock option program is a valuable program for our employees. However, as a result of the recent stock market volatility, many of you hold Tekelec stock options with an exercise price that is significantly higher than the current and recent trading price of Tekelec's common stock.

     In light of this situation, we are pleased to announce that the Board of Directors of Tekelec has authorized a stock option exchange program and our shareholders approved the stock option exchange program at our Annual Shareholders Meeting held in May. This is a voluntary program that allows Tekelec's employees to cancel their existing stock options granted under the Tekelec Amended and Restated 1994 Stock Option Plan that have an exercise price greater than or equal to $14.00 per share and exchange those options for a new option to be granted by Tekelec's Board of Directors. If you elect to voluntarily participate in this program, you will receive an option to purchase new shares based on the following exchange ratio schedule:

Current Per Share Exercise Price                Number of Shares                 Number of Shares
       of Cancelled Option                Subject to Cancelled Options        Subject to New Options
--------------------------------          ----------------------------        ----------------------
      $14.00 to $30.00                                  1                             0.500
      $30.01 to $53.00                                  1                             0.3333

No fractional shares will be issued. If the number of shares subject to a new option issuable on the grant date would include a fraction of a share, the number of shares will be rounded. For example, if you exchange an option to purchase 251 shares at an exercise price of $25.00 per share, the actual number of options received will be 125 shares, with no fractional .50 shares issued.

     The new options will be granted and priced on the date of the first meeting of the Compensation Committee of our Board of Directors that occurs six months and one day after the options are cancelled. The new options will be nonstatutory stock options and not incentive stock options, regardless of whether the options tendered for exchange are incentive stock options or nonstatutory stock options. The new options will be completely unvested at the time of the new grant, regardless of whether the options tendered for exchange were partially or completely vested. The new options will vest as to twenty percent (20%) of the shares subject to the option six months after the new option grant date and will vest as to the remaining eighty percent (80%) of the shares subject to the option in eight equal quarterly installments on the last day of each calendar quarter thereafter, in each case conditioned upon continued employment with Tekelec. Each vested installment of a new option will expire four years after the applicable vesting date, subject to earlier termination as provided in the Tekelec Amended and Restated 1994 Stock Option Plan if your employment with Tekelec or its subsidiaries terminates.

     The documents that describe this stock option exchange program in detail, including the possible benefits and risks of this program, are available on Teksource or from the Human Resources department. In the near future, we will send you a personalized Election to Participate form, together with instructions for completing the form. Please take the time to carefully review the documents and instructions and consider your decision carefully. There is no way to predict what the price of our common stock will be during the next six months. Our Board of Directors makes no recommendations as to whether you should participate in the option exchange program, and we urge you to consult with your own advisors regarding your decision. IF YOU DECIDE TO PARTICIPATE IN THE PROGRAM, YOU MUST SIGN AND RETURN YOUR PERSONALIZED ELECTION TO PARTICIPATE FORM TO US SO THAT IT IS RECEIVED BY US NO LATER THAN 9:00 P.M., PACIFIC TIME, ON AUGUST 29, 2003.

     If you have any questions about the stock option exchange program, please contact Karolyn Flesher, at (818) 880-7820 or karolyn.flesher@tekelec.com.

Sincerely,

Ronald W. Buckly
Vice President and General Counsel